

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 2, 2009

Mr. Jim McDevitt
Chief Financial Officer
Capital Growth Systems, Inc.
500 W. Madison Street, Suite 2060
Chicago, Illinois 60661

Re: Capital Growth Systems, Inc.
Item 4.01 8-K Filed October 15, 2008
File No. 000-30831

Dear Mr. McDevitt:

We have reviewed your amended filing dated December 30, 2008 and have the following comments. Please amend your filing and provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 on Form 8-K Filed December 31, 2008

1. We reviewed your response to comment numbers one and five in our letter dated October 17, 2008 and the revisions to your disclosure. It appears that you consider the material weaknesses in internal control over financial reporting for the years ended December 31, 2007 and 2006 reportable events as defined in Item 304(a)(v) of Regulation S-K. As such, please clarify your disclosure in the sixth and eighth paragraphs to address both fiscal years. Also, please tell us whether there were any reportable events during the subsequent interim period through November 14, 2008. If so, please disclose the information required by paragraphs (a)(1)(iv) of Regulation S-K with respect to the subsequent interim period. Otherwise, given your present disclosure, it may be appropriate to state that there were no reportable events during the subsequent interim period through November 14, 2008.

2. Please note that you are required to file an updated letter from Plante stating whether the firm agrees with the statements made in amendments to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant